EXHIBIT 99.1

Intermap Launches Automated Orthorectification Service on UP42 Platform

AI-enabled service converts 2D satellite imagery into accurately positioned, analysis-ready geospatial data for the growing commercial space market

DENVER, July 06, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies, a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced the launch of its AI-enabled Orthorectification Service on the UP42 geospatial platform. The service enables users to generate analysis-ready satellite imagery directly within their existing and customized workflows. The automated solution converts 2D satellite imagery into accurately positioned geospatial data for commercial, government and defense applications. Intermap’s service combines automated processing with global terrain data to provide a scalable foundation for analysis-ready imagery across imagery types and resolutions.

As commercial satellite capacity expands, demand is increasing for scalable image correction and analytics. According to the Satellite Industry Association, the global space economy generated approximately $429 billion in revenue in 2025, with the commercial satellite industry accounting for $303 billion, representing 71% of the global space business. A record 4,434 satellites were deployed into orbit in 2025, bringing the total number of operating satellites to 14,266, supported by approximately 800 remote sensing satellites.

This growth is shifting the bottleneck from image collection to image correction and analytics. Accurate ground positioning at high resolution and scale allows users of satellite imagery to expand applications beyond visual inspection into mapping, measurement, AI-based analysis and operational decision-making.

Intermap Orthorectification Service corrects distortions in satellite imagery caused by terrain variation, sensor geometry and viewing perspective. Using Intermap’s global bare-earth 3D terrain model, the service accurately rectifies imagery to real-world ground locations, supporting imagery from virtually any sensor and resolution. By substantially reducing image warp and other distortions commonly found in uncorrected 2D imagery, the service enables more reliable mapping, measurement, AI-powered analysis and operational decision-making without extensive rework of existing workflows and processes.

Intermap is the only company with a seamless, global high-resolution digital terrain model purpose-built for scalable orthorectification and geospatial analysis. The model spans more than 300 million square kilometers across over 150 countries and provides a consistent global foundation for high-accuracy image correction.

High-resolution imagery may show roads, buildings, utility corridors and transportation networks, but those features must also be accurately positioned on the ground to support reliable decisions. Accurate orthorectification helps customers align imagery with maps, elevation models and other geospatial datasets, improving infrastructure monitoring, building footprint extraction, utility planning, transportation planning, property boundary assessment and change detection.

Intermap’s service simplifies a historically complex step in satellite imagery processing to make satellite data more reliable. Users no longer need to source elevation data, license software or manage manual workflows. Instead, they can select Intermap’s service directly within the UP42 ordering workflow and receive corrected imagery in minutes, depending on image size and input characteristics.

“Delivering accurate, analysis-ready imagery directly within the workflow removes friction and improves the quality, reliability and relevance of downstream analytics,” said Patrick A. Blott, Chairman and CEO of Intermap. “Our service leverages Intermap's global bare-earth 3D terrain model to accurately rectify imagery to real-world ground locations, supporting imagery from virtually any sensor and resolution. As commercial satellite imagery becomes more widely used across enterprise, government and defense markets, accurate ground positioning at scale becomes increasingly important.”

The launch expands Intermap’s role within the commercial satellite imagery ecosystem and positions the Company to capture growing demand for analysis-ready data across enterprise, government and defense markets. It also supports deeper integration with satellite operators, platform partners and customers requiring consistent, scalable image correction across regions and use cases.

Orthorectification represents another example of Intermap’s strategy to transform proprietary 3D geospatial data into scalable intelligence services. By combining unique global terrain data with automated processing and AI-powered analytics, the Company continues to expand its role in the rapidly growing commercial space and Earth observation markets.

Learn more about Intermap’s orthorectification solutions here.

Intermap Reader Advisory
Certain information provided in this news release, including reference to revenue growth, EBITDA margin, future contracting, constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast", “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap’s proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

About NSG UP42
NSG UP42 is Saudi Arabia’s national sovereign Earth Observation (EO) platform, established through the acquisition and localization of the global UP42 platform by Neo Space Group (NSG), a Public Investment Fund (PIF) company. The platform strengthens national geospatial capabilities by supporting government modernization, enterprise digital transformation, and the development of a thriving Earth Observation ecosystem within the Kingdom. As part of NSG’s broader portfolio of satellite communications, geospatial intelligence, and PNT (Positioning, Navigation, and Timing) capabilities, NSG UP42 contributes to advancing Saudi Arabia’s space economy and supporting the objectives of Vision 2030.

For more information, visit https://www.intermap.com.
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266